Exhibit 99.90

Exhibit 99.90 Health Santé Canada Canada Licence No. - N° de licence 10-MM0004/2018 PRODUCER’S LICENCE LICENCE DE PRODUCTEUR AUTORISÉ Pursuant to section 35 of the Access to Cannabis for Medical Purposes Conformément à l’article 35 du Règlement sur l’accès au cannabis à des fins Regulations this licence is issued to: médicales, la présente licence est délivrée à: Broken Coast Cannabis Ltd. Duncan, BC, V9L 0E9, Canada Region I as a licensed producer at the site indicated above, for the conduct of the à titre de producteur autorisé à l’installation indiquée ci-haut, pour la conduite following activities for the following controlled substances. des opérations suivantes pour les substances contrôlées suivantes. Cannabis substances authorized for sale or provision during the Substances de cannabis autorisées pour la vente ou period from March 15, 2017 to March 13, 2020: l’approvisionnement pendant la période du 15 mars 2017 au 13 mars 2020: Cannabis sold or provided to eligible parties listed in each subsection of the ACMPR below Substances Activity/Activité Cannabis vendu ou fourni aux parties énumérées sous les paragraphes du RACFM ci-dessous s. 22(2) s. 22(4) s. 22(5) DRIED MARIHUANA / MARIHUANA SÉCHÉE Sale or Provision / Vente ou X X N/A Approvisionnement BOTTLED CANNABIS OIL / HUILE DE Sale or Provision / Vente ou X X N/A CANNABIS EMBOUTEILLÉE Approvisionnement ENCAPSULATED CANNABIS OIL / HUILE DE Sale or Provision / Vente ou X* N/A N/A CANNABIS ENCAPSULÉE Approvisionnement CANNABIS IN ITS NATURAL FORM: Sale or provision / Vente ou Approvisionnement X N/A N/A CANNABIS RESIN / CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS MARIHUANA PLANTS / PLANTS DE Sale or Provision / Vente ou X N/A X MARIHUANA Approvisionnement MARIHUANA SEEDS / GRAINES DE Sale or Provision / Vente ou X N/A X MARIHUANA Approvisionnement [ILLEGIBLE] Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé Canada

Health Canada | Santé Canada

Building 1/Bâtiment 1
Unit 105, 106, 107

Subdivision C areas where cannabis is present / Zones de sous-section C de l'installation où du cannabis est présent: EB2, EB3, EB4, WB1, WB2, WB3, WB4, ET2, ET3, ET4, WT1, WT2, WT3, WT4, Packaging Room and P1 Processing

Storage Area(s) (Directive On Physical Security) / Aire de Stockage (Directive sur les exigences en matière de sécurité physique): Level 7 Vault, Two (2) Level 7 Safes

Substances/Substances	Activities/Activités						
	Production / Production	Sale or Provision / Vente ou Approvisionnement	Possession / Possession	Shipping / Expédition	Transportation / Transport	Delivery / Livraison	Destruction / Destruction
DRIED MARIHUANA / MARIHUANA SÉCHÉE	☒	☒	☒	☒	☒	☒	☒
BOTTLED CANNABIS OIL / HUILE DE CANNABIS EMBOUTEILLÉE	☒	☒	☒	☒	☒	☒	☒
ENCAPSULATED CANNABIS OIL / HUILE DE CANNABIS ENCAPSULÉÉ	☒	☒*	☒	☒*	☒*	☒*	☒
CANNABIS IN ITS NATURAL FORM: CANNABIS RESIN / CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS	☒	☒	☒	☒	☒	☒	☒
MARIHUANA PLANTS / PLANTS DE MARIHUANA	☒	☒	☒	☒	☒	☒	☒
MARIHUANA SEEDS / GRAINES DE MARIHUANA	☒	☒	☒	☒	☒	☒	☒

Building 2/Bâtiment 2
Unit 108, 109, 110

Subdivision C areas where cannabis is present / Zones de sous-section C de l'installation où du cannabis est présent: P2-Clone, P2-G01, P2-M01, P2-F01, P2-F02, P2-F03, P2-F04, P2-F05, P2-F06, P2-F07, P2-F08, P2-F09, P2-F10, P2-Trim, P2-T01, P2-T02, P2-Dry, P2-Vault

Storage Area(s) (Directive On Physical Security) / Aire de Stockage (Directive sur les exigences en matière de sécurité physique): Level 9 Vault

Substances/Substances	Activities/Activités						
	Production / Production	Sale or Provision / Vente ou Approvisionnement	Possession / Possession	Shipping / Expédition	Transportation / Transport	Delivery / Livraison	Destruction / Destruction
DRIED MARIHUANA / MARIHUANA SÉCHÉE	☒	☒	☒	☒	☒	☒	☒
BOTTLED CANNABIS OIL / HUILE DE CANNABIS EMBOUTEILLÉE	☒	☒	☒	☒	☒	☒	☒
ENCAPSULATED CANNABIS OIL / HUILE DE CANNABIS ENCAPSULÉÉ	☒	☒*	☒	☒*	☒*	☒*	☒
MARIHUANA PLANTS / PLANTS DE MARIHUANA	☒	☒	☒	☒	☒	☒	☒
MARIHUANA SEEDS / GRAINES DE MARIHUANA	☒	☒	☒	☒	☒	☒	☒

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada

Health Santé Canada Canada Building 3/Bâtiment 3 Unit 101, 102, 103, 104 Subdivision C areas where cannabis is present / Zones de sous-section C de l’installation où du cannabis est présent: P3-Clone, P3-G11, P3-G12, P3-M03, P3-F11, P3-F12, P3-F13, P3-F14, P3-F15, P3-F16, P3-F17, P3-F18, P3-F19, P3-F20, P3-Trim, P3-Dry01, P3-Dry02, P3-Dry03, P3-Dry04 Storage Area(s) (Directive On Physical Security) / Aire de Stockage (Directive sur les exigences en matière de sécurité physique): Level 9 Vault Activities/Activités Production / Production Sale or Provision / Vente ou Approvisionnement Possession / Possession Shipping / Expédition Transportation / Transprot Delivery / Livraison Destruction / Destruction Substances/Substances DRIED MARIHUANA / MARIHUANA SÉCHÉE BOTTLED CANNABIS OIL / HUILE DE CANNABIS EMBOUTEILLÉE ENCAPSULATED CANNABIS OIL / HUILE DE CANNABIS ENCAPSULÉÉ MARIHUANA PLANTS / PLANTS DE MARIHUANA MARIHUANA SEEDS / GRAINES DE MARIHUANA  Conditions and Remarks / Conditions et Commentaires: This licence is restricted, in addition to all other applicable conditions, in that the substances inventory cannot exceed at any given time a maximum storage capacity value of for each of the level 9 vaults, for the level 7 vault and for each level 7 safe. / Cette licence est restreinte, en plus des autres conditions qui s’appliquent, du fait que l’inventaire des substances ne peut dépasser en tout temps une valeur maximale de capacité de stockage de $ pour chaque voûte de niveau $ pour la voûte de niveau 7et pour chaque coffre-fort do niveau 7. For a client or an individual who is responsible for the client, the activity of sale of cannabis oil is limited to the sale of the final packaged product: / Pour un client ou une personne responsable du client, l’activité de vente de ’huile de cannabis se limite à la vente du produit final emballé: • Bottled Cannabis Oil produced by Broken Coast Cannabis Ltd. using decarboxylation of dried marihuana and infusion into carrier oil, as inspected by Health Canada on December 12-14, 2016. / Huile de cannabis en bouteille produit par Broken Coast Cannabis Ltd. par extraction à décarboxylation de marijuana séchée et infusion du cannabis dans l’huile de support , comme inspecté par Santé Canada le 12-14 décembre 2016 Any changes to the bottled cannabis oil intended for sale, or to the extraction method(s) and/or procedure(s) used to produce them must be submitted to Health Canada for compliance verification, prior to sale. / Tout changement apporté à l’huile de cannabis en bouteille destiné à la vente, et/ ou aux méthodes d’extraction, et/ou aux procédures employées pour le fabriquer doit être soumis à Santé Canada avant la vente, afin d’en vérifier la conformité. Broken Coast Cannabis Ltd. must meet the Requirements for Mandatory Testing of Pesticide Active Ingredients in Cannabis Products. I Broken Coast Cannabis Ltd. doit respecter les Exigences relatives à l’analyse obligatoire des produits de cannabis pour détecter la présence de principes actifs de pesticides. If necessary, products targeted for destruction must be stored in a designated Subdivision C Area, and/or in an approved storage area. Cannabis waste destruction must be conducted outdoors within the perimeter of Broken Coast Cannabis Ltd.’s site, and in accordance with the requirements of section 30 of the ACMPR. I Si nécessaire, les produits destinés à la destruction doivent être entreposés dans une zone désignée comme Subdivision C, et/ ou ou dans une zone de stockage approuvé. La destruction des déchets de cannabis doit avoir lieu à l’extérieur dans le périmètre du site de Broken Coast Cannabis Ltd., et doit être en conformité avec les exigences de l’article 30 du RACFM. This licensed producer may receive bulk shipments of substances authorized for possession under this licence, or transfer shipments of substances authorized for sale under this licence from/to other licensed producers of cannabis for medical purposes, provided that the bulk product has not already been packaged into immediate containers for provision or sale under subsection 22(4) of the ACMPR, and on the condition that the licensed producer has completed the Licensed Producer Bulk Transfer Transaction Form, and provided it to Health Canada at a minimum of ten business days in advance of each planned shipment. I Ce producteur autorisé peut recevoir des expéditions en vrac de substances autorisées pour la possession sous cette licence, ou transférer des expéditions en vrac de substances autorisées à la vente sous cette licence, de la part / à d’autres producteurs autorisés de cannabis à des fins médicates, à condition que le produit en vrac n’a pas déjà été emballé dans le contenant immédiat pour la vente ou l’approvisionnement en vertu du paragraphe 22(4) du RACFM, et à condition que le producteur autorisé ait complété le formulaire de transaction en vrac entre producteurs autorisés, et l’ait soumis à Santé Canada à un minimum de dix jours ouvrables à l’avance de chaque expédition prévue. [ILLEGIBLE] Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé Canada

 Health Santé Canada Canada This licensed producer must notify Health Canada, at a minimum of 10 business days in advance, of each planned shipment for all sales or provisions of substances listed on this licence to licensed dealers for purposes other than testing. / Ce producteur autorisé doit aviser Santé Canada, à un minimum de dix jours ouvrables à l’avance, de chaque expédition et de toutes les ventes ou approvisionnement de substances autorisées sous cette licence aux distributeurs autorisés pour fins autres que pour essais. *This licensed producer may sell, provide, ship, transport and deliver substances authorized for sale or provision on this licence to licensed dealers solely for the purpose of conducting analytical testing. / Ce producteur autorisé peut vendre, fournir, expédier, transporter ou livrer des substances autorisées sur cette licence aux distributeurs autorisés dans le seul but d’effectuer des tests analytiques. Please note that the monthly report must be prepared in accordance with the guidance document entitled Licensed Producers Reporting Requirements, and submitted on or before the 15th of every month for the previous month. / Veuillez noter que le rapport mensuel doit être préparé conformément au document d’orientation intitulé Exigences en matière de production de rapports des producteurs autorisés, et doit être présenté au plus tard le 15 de chaque mois pour le mois précédent. Effective date of the licence: Date d’entrée en vigueur de la licence: April 20, 2018 20 avril 2018 This licence expires on March 13, 2020 La présente licence expire le 13 mars 2020 [ILLEGIBLE] Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé Canada